November 16, 2005


Mr. Donald R. Willoughby
Chief Financial Officer
Getty Copper Inc.
1000 Austin Avenue
Coquitlam, British Columbia V3K 3PI


	Re:	Getty Copper Inc.
		Form 20-F for the Fiscal Year Ended December 31, 2004
Filed August 23, 2005
		Response letter dated October 13, 2005
      File No. 000-29578

Dear Mr. Willoughby:

      We have reviewed your response letter and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. You did not electronically file your response letter dated
October
13, 2005 as required by Subparts 232.100 and 232.101 of Regulation
S-
T. Please electronically file your response letter, as well as all future correspondence.

2. In your next response, please provide the representations regarding the adequacy and accuracy of your disclosures requested at the end of this letter.






Form 20-F for the Fiscal Year Ended December 31, 2004

Audit Report

3. We note your response to prior comment 3 from our letter dated
September 26, 2005 regarding the prior auditors reports. Revise the explanatory heading to state from management`s perspective that:

* the audit report is a copy of the original report,
* the audit report has not been reissued by the auditing firm, and
* that you have been advised that the auditing firm has not registered with the PCAOB as it has ceased to provide auditing services to public companies for purposes of meeting their reporting obligations in the United States.


Engineering Comments

Exploration, page 19 and Non-Reseves (Resources), page 20

4. For Canadian companies, reserve and resource estimates must conform to National Instrument 43-101 to be granted the exception under Industry Guide 7, Instruction 3 to Paragraph (b)(5), otherwise all reserve and resource disclosures must conform to Industry Guide
7. Revise these sections, stating reserves and resources using the proper terminology or remove all reserves and resource estimates from the filing.

5. All mineral resource estimates must have "reasonable prospects for economic extraction." This means that any reportable resource estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization.

* Disclose the cutoff grade used to delimit the tonnage estimates.
* Disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions.
* The relevant factors must realistically reflect the following:
o Mine location and Deposit Scale
o Continuity of Mineralization
o Mining Method
o Metallurgical Processes
o Operational Costs (Mining & Processing)
o Capital Costs
o Reasonable metal prices based on the recent historic three-year average.

If the resource estimates are not based on economic cutoffs, remove all reserve and resource estimates.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."


      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in
his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact George K. Schuler, Mining Engineer, at (202) 551-
3718
if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director



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Mr. Donald R. Willoughby
Getty Copper Inc.
November 16, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010